UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024.

2.	Earnings Release for Q4 2024.

Item 1

.

Millicom International

Cellular S.A.

For the three-month period and year

ended December 31, 2024

February 27, 2025

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

Unaudited interim condensed consolidated statement of income for the three-month period and year ended December 31, 2024

in millions of U.S. dollars except per share data	Notes	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023	Three months ended December 31, 2024	Three months ended December 31, 2023
Continuing Operations
Revenue	5	5,804	5,661	1,428	1,475
Equipment, programming and other direct costs		(1,420)	(1,507)	(344)	(392)
Operating expenses	15	(1,915)	(2,043)	(466)	(527)
Depreciation		(916)	(978)	(219)	(251)
Amortization		(319)	(360)	(77)	(91)
Share of profit in Honduras joint venture	8	54	42	14	11
Other operating income (expenses), net	4	54	10	37	4
Operating profit		1,342	826	373	228
Interest and other financial expenses	11	(716)	(712)	(166)	(183)
Interest and other financial income		46	28	6	14
Other non-operating (expenses) income, net	6	(119)	36	(93)	6
Profit (loss) from other joint ventures and associates, net		—	(3)	—	—
Profit before taxes from continuing operations		552	175	121	66
Tax expense		(281)	(424)	(67)	(223)
Profit (loss) from continuing operations		271	(249)	53	(157)
Profit (loss) from discontinued operations, net of tax	4	(3)	4	(3)	—
Net profit (loss) for the period		268	(245)	50	(157)

Attributable to:
Owners of the Company		253	(82)	31	(63)
Non-controlling interests		15	(163)	19	(94)

Earnings/(loss) per common share for net profit/(loss) attributable to the owners of the Company:
Basic ($ per share)	7	1.47	(0.48)	0.18	(0.37)
Diluted ($ per share)	7	1.46	(0.48)	0.18	(0.37)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period and year ended December 31, 2024

	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023	Three months ended December 31, 2024	Three months ended December 31, 2023
in millions of U.S. dollars
Net profit (loss) for the period	268	(245)	50	(157)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	15	33	(5)	12
Change in value of cash flow hedges, net of tax effects	(4)	(10)	(2)	—
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	1	(2)	1	(1)
Total comprehensive income (loss) for the period	280	(223)	45	(145)

Attributable to:
Owners of the Company	250	(35)	21	(36)
Non-controlling interests	30	(188)	24	(109)

Total comprehensive income (loss) for the period arises from:
Continuing operations	283	(228)	48	(145)
Discontinued operations	(3)	4	(3)	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

Unaudited interim condensed consolidated statement of financial position as at December 31, 2024

in millions of U.S. dollars	Notes	December 31, 2024	December 31, 2023

ASSETS
NON-CURRENT ASSETS
Intangible assets, net	10	6,908	7,785
Property, plant and equipment, net	9	2,847	3,107
Right of use assets, net		792	896
Investment in Honduras joint venture	8	561	576
Contract costs, net		12	12
Deferred tax assets		153	141
Other non-current assets		84	84
TOTAL NON-CURRENT ASSETS		11,357	12,601

CURRENT ASSETS
Inventories		44	45
Trade receivables, net		390	443
Contract assets, net		77	82
Amounts due from non-controlling interests, associates and joint ventures		15	12
Derivative financial instruments	13	—	6
Prepayments		94	82
Accrued income		87	86
Current income tax assets		109	118
Supplier advances for capital expenditure		16	21
Other current assets		166	190
Restricted cash		57	56
Cash and cash equivalents		699	775
TOTAL CURRENT ASSETS		1,753	1,915
Assets held for sale		627	—
TOTAL ASSETS		13,737	14,516

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

Unaudited interim condensed consolidated statement of financial position as at December 31, 2024 (continued)

in millions of U.S. dollars	Notes	December 31, 2024	December 31, 2023
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,322	1,334
Treasury shares		(43)	(8)
Other reserves		(531)	(500)
Retained profits		2,628	2,785
Net profit/ (loss) for the period/year attributable to owners of the Company		253	(82)
Equity attributable to owners of the Company		3,628	3,529
Non-controlling interests		(54)	(84)
TOTAL EQUITY		3,574	3,445

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	5,533	6,476
Lease liabilities		798	854
Derivative financial instruments	13	59	46
Amounts due to non-controlling interests, associates and joint ventures		34	12
Payables and accruals for capital expenditure	10	194	885
Provisions and other non-current liabilities		283	330
Deferred tax liabilities		149	140
TOTAL NON-CURRENT LIABILITIES		7,050	8,742

CURRENT LIABILITIES
Debt and financing	11	282	221
Lease liabilities		156	189
Put option liability	13	—	86
Payables and accruals for capital expenditure		305	314
Other trade payables		300	390
Amounts due to non-controlling interests, associates and joint ventures		105	62
Accrued interest and other expenses		421	444
Current income tax liabilities		122	93
Contract liabilities		121	156
Dividend payable		172	—
Provisions and other current liabilities		421	374
TOTAL CURRENT LIABILITIES		2,404	2,329
Liabilities directly associated with assets held for sale		709	—
TOTAL LIABILITIES		10,163	11,071
TOTAL EQUITY AND LIABILITIES		13,737	14,516

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

Unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2024

in millions of U.S. dollars	Notes	December 31, 2024	December 31, 2024
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		552	175
Profit before taxes from discontinued operations	4	(3)	4
Profit before taxes		549	179
Adjustments to reconcile to net cash:
Interest expense on leases		122	117
Interest expense on debt and other financing		594	595
Interest and other financial income		(46)	(28)
Adjustments for non-cash items:
Depreciation and amortization		1,234	1,338
Share of profit in Honduras joint venture	8	(54)	(42)
Gain on disposal and impairment of assets, net		(54)	(10)
Share-based compensation		50	52
Loss from other associates and joint ventures, net		—	3
Other non-operating (income) expenses, net	6	119	(36)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		36	(245)
Decrease (increase) in inventories		—	11
Increase (decrease) in trade and other payables, net		(92)	47
Changes in contract assets, liabilities and costs, net		(42)	65
Total changes in working capital		(97)	(123)
Interest paid on leases		(120)	(115)
Interest paid on debt and other financing		(499)	(505)
Interest received		43	31
Taxes paid		(239)	(233)
Net cash provided by operating activities		1,603	1,223
Cash flows from investing activities (including discontinued operations):
Proceeds from disposal of equity investments		5	—
Purchase of spectrum and licenses	10	(135)	(236)
Purchase of other intangible assets	10	(94)	(133)
Purchase of property, plant and equipment	9	(540)	(814)
Proceeds from sale of property, plant and equipment	9	58	17
Dividends and dividend advances received from joint ventures and associates		66	63
Settlement of derivative financial instruments	13	9	(26)
Transfer (to) / from pledge deposits, net		5	(6)
Loans granted within the Tigo Money lending activity, net		(2)	(4)
Cash (used in) provided by other investing activities, net		25	24
Net cash used in investing activities		(604)	(1,116)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

Unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2024 (continued)

in millions of U.S. dollars	Notes	December 31, 2024	December 31, 2023
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	604	362
Repayment of debt and other financing	11	(1,366)	(632)
Lease capital repayment		(204)	(177)
Capital injection in subsidiary (Non-controlling interests' portion)	13	—	74
Share repurchase program	15	(99)	(5)
Net cash from (used in) financing activities		(1,066)	(377)
Exchange impact on cash and cash equivalents, net		(8)	6
Net increase (decrease) in cash and cash equivalents		(76)	(264)
Cash and cash equivalents at the beginning of the year		775	1,039
Effect of cash in disposal group held for sale	4	—	—
Cash and cash equivalents at the end of the year		699	775

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

Unaudited interim condensed consolidated statements of changes in equity for the year ended December 31, 2024

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non-controlling interests	Total equity
Balance on January 1, 2023	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634
Total comprehensive income/(loss) for the year	—	—	—	—	—	(82)	47	(35)	(188)	(223)
Transfer to legal reserve	—	—	—	—	—	(2)	2	—	—	—
Dividends (iv)	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares(ii)	—	(604)	—	—	(18)	7	—	(10)	—	(10)
Share based compensation	—	—	—	—	—	—	50	50	1	52
Issuance of shares under share-based payment schemes	—	1,447	—	(9)	57	(7)	(40)	1	—	1
Effect of the buy-out of noncontrolling interests in Panama	—	—	—	—	—	(1)	—	(1)	—	(1)
Put Option reserve (iii)	—	—	—	—	—	(81)	—	(81)	—	(81)
Capital injection in subsidiary (iii)	—	—	—	—	—	—	—	—	74	74
Balance on December 31, 2023	172,096	(370)	258	1,076	(8)	2,703	(500)	3,529	(84)	3,445
Balance on January 1, 2024	172,096	(370)	258	1,076	(8)	2,703	(500)	3,529	(84)	3,445
Total comprehensive income/(loss) for the year	—	—	—	—	—	253	(3)	250	30	280
Dividends (iv)	—	—	—	—	—	(172)	—	(172)	(1)	(173)
Transfer to legal reserve	—	—	—	—	—	(8)	8	—	—	—
Purchase of treasury shares (ii)	—	(3,451)	—	—	(73)	1	—	(72)	—	(72)
Share based compensation	—	—	—	—	—	—	49	49	1	50
Share based cancellation	—	—	—	—	—	—	(35)	(35)	—	(35)
Issuance of shares under share-based payment schemes	—	1,963	—	(12)	38	24	(50)	1	—	1
Put Option reserve reversal (iii)	—	—	—	—	—	79	—	79	—	79
Balance on December 31, 2024	172,096	(1,857)	258	1,064	(43)	2,881	(531)	3,628	(54)	3,574

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at December 31, 2024, $562 million (2023: $491 million) are not distributable to equity holders.

(ii)	During the twelve-month period ended December 31, 2024, Millicom repurchased 2,983,320 shares for a total amount of $63 million and withheld approximately 467,247 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2023: 320,985 shares withheld).

(iii)	See note 13 for further details.

(iv)	On November 29, 2024, Millicom' Board has approved an interim dividend (subject to AGM approval) of $1.00 per share (or its equivalent in SEK per SDR) for approximately $172 million paid on January 10, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

Notes to the unaudited interim condensed consolidated financial statements

1.	GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On February 26, 2025, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2.	SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2023 consolidated financial statements, except for the changes described in items III below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback': The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction when the terms include variable lease payments, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

◦	Amendments to IAS 1, 'Presentation of Financial Statements': These amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.

◦	Amendments to IAS 7, 'Statement of Cash Flows' and IFRS 7, 'Financial Instruments: Disclosures: Supplier Finance Arrangements': These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis.

The following Amendments to standards are effective for annual periods starting on January 1, 2025 (Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability). These Amendments, effective for annual periods starting on January 1, 2025, aim to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not. The Group has assessed the Amendments to IAS 21 impacts in its consolidated financial statements concluding that the Bolivia operation is under its scope.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

The following standards and amendments are effective for annual periods starting on January 1, 2026 (Amendments to IFRS 9, IFRS 7 and Annual Improvements) or January 1, 2027 (IFRS 18) and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	Amendments to IFRS 9 and IFRS 7, issued on 30 May, 2024 (not yet endorsed by the EU): These Amendments to IFRS 9 are clarifications to the classification and measurement of financial instruments (such as clarifications on derecognition of financial liabilities, among others). Amendments to IFRS 7 include additional disclosures requirements (such as those for financial instruments with contingent features, among others).

◦	Amendments to IFRS 9 and IFRS 7, issued on 18 December, 2024 (not yet endorsed by the EU): These Amendments to IFRS 9 and IFRS 7 aim to help companies to improve their reporting of the financial effects of nature-dependent electricity contracts, commonly structured as power purchase agreements (PPAs) and apply only to contracts referencing nature-dependent electricity in which a company is exposed to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (e.g. wind or solar energy). The changes to IFRS 9 clarify the application of the ‘own-use’ exemption and permit hedge accounting if these contracts are used as hedging instruments while the changes to IFRS 7 add new disclosure requirements on the company’s financial performance and cash flows.

◦	Annual Improvements to IFRS Standards, affecting IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7 (not yet endorsed by the EU).

◦	IFRS 18, 'Presentation and Disclosure in Financial Statements' (not yet endorsed by the EU): IFRS 18 will replace IAS 1. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.

III.	Change in accounting estimates

Effective in 2024, we revised the estimated useful lives of our fiber optic network assets and related equipment/software. this is considered a change in accounting estimate under IAS 8.

◦	Fiber Optic Network: Useful life increased from 15 years to 25 years

◦	Related equipment/Software: Useful life range increased to 5-10 years (previously 5-7 years for equipment and 5 years for software)

This change is applied prospectively, meaning there is no impact on financial statements for prior periods. Fully depreciated assets remain fully depreciated; their cost will not be reset.

For the full year 2024, this change is expected to decrease depreciation expense by approximately $48 million compared to what the depreciation charge would have been using previous estimated useful lives. Estimating the impact on future years is impractical.

While the change also affects lease right-of-use assets and asset retirement obligation provisions, the impact on these areas is considered immaterial.

3.	ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions or disposals for the twelve-month period ended December 31, 2024

There were no material acquisitions or disposals during the year ended December 31, 2024.

On August 1, 2024, we signed a binding agreement with Liberty Latin America to combine our operations in Costa Rica in a cashless merger in which Millicom would retain a minority equity ownership of approximately 14%. The transaction is subject to closing conditions, including regulatory approvals and is expected to close in H2 2025. Hence, as of December 31, 2024 the transaction is still not meeting the IFRS 5: "Non-current Assets Held for Sale and Discontinued Operations" criteria

On July 31, 2024, Millicom announced that it has signed a non-binding memorandum of understanding with Telefonica for the potential acquisition of Telefonica’s stake in Telefonica Colombia (Coltel), as part of a broader intended combination of Coltel and TigoUne, Millicom's 50%-owned operation in Colombia. Millicom intends to offer to purchase La Nación’s and other minority interests in Coltel for cash at the same purchase price per share offered to Telefonica, as well as Empresas Públicas de Medellin’s (EPM) 50% interest in TigoUne for cash at a valuation multiple comparable to the one implied by the Coltel acquisition. The total investment by Millicom would be approximately $1 billion, and the transaction would be subject to negotiation of definitive agreements and receipt of regulatory approvals.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

3.	ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NONCONTROLLING INTERESTS (Continued)

Lati International S.A and other assets to SBA

On October 28, 2024, we agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. Closing is subject to necessary regulatory approvals and other closing conditions (which the Group is still waiting in order to complete the disposal) and is expected to occur in mid-2025. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets. As of December 31, 2024, except for the Tower sales in Nicaragua (see note 4), the transaction is still not meeting the IFRS 5: "Non-current Assets Held for Sale and Discontinued Operations" criteria.

Acquisitions or disposals in 2023

There were no material acquisitions or disposals during the year ended December 31, 2023.

4.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets held for sale - Summary

Assets and liabilities reclassified as held for sale (In millions of U.S. dollars)	December 31, 2024
Towers sale in Colombia related to the third batch	1
Mobile network sharing agreement in Colombia	613
Towers sale (including certain lease transfers) in Nicaragua	13
Total assets of held for sale	627
Towers sale in Colombia related to the third batch	1
Mobile network sharing agreement in Colombia	698
Towers sale (including certain lease transfers) in Nicaragua	10
Total liabilities directly associated with assets held for sale	709
Net assets held for sale / book value	(83)

Assets held for sale - Towers sales in Colombia

On January 24, 2024, Colombia Movil S.A. ESP (“Tigo Colombia”) signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million, out of which $26 million will be received in subsequent years. Under IFRS 16, this transaction is considered a sale and leaseback.

The transfer of the towers to Towernex consists of three batches, out of which two already completed:

•	First batch (occurred on March 14, 2024): 759 towers were sold, generating net cash proceeds of $38 million, net of transaction costs and a $13 million receivable, for Tigo Colombia. The company also recorded lease obligations and a financing component totaling $48 million related to the towers sold and leased back.

•	Second batch (occurred on September 4, 2024): 250 towers were sold, generating net cash proceeds of $13 million, net of transaction costs and a $4 million receivable, for Tigo Colombia. The company also recorded lease obligations and a financing component totaling $16 million related to the towers sold and leased back.

•	Third batch (expected in first quarter of the financial year 2025): The remaining 123 towers are intended to be sold. In accordance with IFRS 5, these towers remain classified as assets held for sale and their depreciation has stopped.

Assets held for sale / Disposal Group- Mobile Network sharing agreement in Colombia

On February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC (“ColTel”) signed an agreement to share their mobile networks. This collaboration involves two new joint arrangements. (both qualifying as joint operations, as defined in IFRS 11):

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

4.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

•	A 'NetCo ("UNIRED")': This company holds and manages the radio access network (RAN) infrastructure as well as the site lease agreements. Each operator owns 50% of this NetCo.

Transfers of RAN assets to UNIRED happened in Dec 2024, when UNIRED did a step-up exercise to determine the fair values of the contributions from both joint operators. The portion of this step-up exercise attributable to ColtTel has been booked as "Other operating Income" ($28 million, together with a gain of $3 million related to the equalization of Tigo Colombia and Coltel in UNIRED. The transfer of lease agreements is taking place as from January 2025 and as of December 31, 2024 met the criteria of IFRS 5: "Non- current Assets Held for Sale and Discontinued Operations" criteria.

•	A 'Unión Temporal' ("UT"): This temporary joint arrangement will manage the spectrum licenses and related liabilities. Similarly, ownership is split 50/50 between the two operators. In December 2024, Tigo Colombia got the approval to transfer to the UT the first block of spectrum (as defined by resolution 332 of the 700MwZ Spectrum from the Ministry of Information Technologies and Communications, "Mintic"). Consequently, the assets and liabilities related to such resolution were derecognized in Tigo Colombia with the subsequent recognition of Tigo's Colombia 50% share in the UT.

In accordance with IFRS 5, certain assets and related liabilities are kept as of December 31, 2024 as "held for sale": Lease agreements. and Spectrum licenses and related liabilities not yet transferred (that will be managed by the Union Temporal)

Assets held for sale - Towers sales in Nicaragua

As part of the other assets portfolio sell within the 'sale of Lati International S.A and other assets to SBA' agreement dated on October 28, 2024 and further detailed in Note 3 above, Millicom Nicaragua expects to sell approximately 400 towers under a sale-and- leaseback model and also expects to transfer the related ground leases (Right of Use and Lease Liabilities). Management believes that the criteria set out under IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" are met for the fixed assets, right-of-use assets and lease liabilities related to the sites within the scope of the sale to SBA. Consequently, as of December 31, 2024 those assets and liabilities of our operations in Nicaragua were classified as held for sale.

Discontinued operations - Tanzania

The sale agreement, for our former operations in Tanzania contained indemnification obligations covering potential tax and legal contingencies, to be offset against tax and litigation baskets. The sale agreement also provided for a purchase price adjustment based on working capital at the time of closing. The parties disagreed regarding this adjustment and previously referred to the matter to an independent expert.. In addition, the agreement also provided an IPO adjustment clause valid until April 5, 2024. The IPO did not happen and no claim was made. In December 2024, Millicom booked a provision and paid to Honora $3 million for final settlement. This final settlement releases both parties of all claims arising under the sale agreement.

5.	SEGMENT INFORMATION

As further detailed in note 1, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Bolivia, Paraguay, El Salvador, Nicaragua and Costa Rica.

During the latter half of 2023, Millicom implemented significant organizational changes to focus on driving profitable growth with a leaner corporate structure. The Group also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value. Following these organizational changes, and considering the information being reviewed by the 'Chief Operating Decision Maker' ("CODM") to assess performance and allocate resources, Millicom's operating segments were redefined to align with its countries of operation.

During the third quarter of 2024, Millicom announced several organizational changes aimed at strengthening its connection with each country. With the appointment of a new Chief Executive Officer (CEO), the Group has streamlined its structure, ensuring that all General Managers of operations and Group Leadership team members reporting directly to him. The Chief Executive Officer (CEO) together with the Group Chief Financial Officer (CFO) and the Chief Technology & Information Officer (CTIO) form the ‘Chief Operating Decision Maker’ (“CODM”).

Millicom´s CODM assesses performance and allocates resources, based on individual countries, which are its operating segments. The Honduras joint venture is reviewed by the CODM in a similar manner as for the Group’s controlled operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

5.	SEGMENT INFORMATION (Continued)

Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Compensation and Talent Committee also employs service revenue and EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and EBITDA to profit before taxes is provided below.

Before the organizational changes which took place in the second half of 2023 (as further explained in the 2023 Group's Annual Report), the Group reported a single segment, the Group Segment. As aforementioned, and since 2023 year-end, the Group considers the individual countries it operates in as its operating and reportable segments, and the below comparative information has been re-presented accordingly.

Revenue, Service revenue, EBITDA, capital expenditures and other segment information for the twelve-month periods ended December 31, 2024, and 2023 are shown on the below:

Twelve months ended December 31, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations (iv)	Total Group
Service revenue(i)	1,391	1,342	700	607	584	540	858	6,022	(605)	5,417
Telephone and equipment revenue	212	39	56	6	34	18	56	420	(34)	387
Revenue	1,603	1,380	756	613	617	559	914	6,442	(638)	5,804
Inter-segment revenue	9	2	2	1	4	4	8	29	n/a	n/a
Revenue from external customers	1,594	1,379	753	613	613	555	906	6,413	n/a	n/a
EBITDA(ii)	867	525	354	266	302	267	391	2,972	(504)	2,469
Capital expenditures(iii)	175	144	96	73	75	72	132	766	(89)	677

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and gains/losses on the disposal of fixed assets.

(iii)	Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions for the year ended December 31, 2024 and 2023 can be reconciled with notes 9 and 10 for amounts of $579 million and $98 million respectively (2023: $693 million and $116 million, respectively).

(iv)	Includes intercompany eliminations, unallocated items and Honduras as a joint venture.

(v)	Includes our operations in El Salvador, Nicaragua and Costa Rica

Twelve months ended December 31, 2023 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations (iv)	Total Group
Service revenue(i)	1,339	1,268	669	601	572	544	847	5,842	(591)	5,250
Telephone and equipment revenue	225	45	50	11	39	24	55	450	(39)	411
Revenue	1,564	1,313	719	613	612	568	902	6,292	(631)	5,661
Inter-segment revenue	8	3	2	—	5	3	7	28	n/a	n/a
Revenue from external customers	1,556	1,311	717	613	607	565	895	6,264	n/a	n/a
EBITDA(ii)	807	420	296	224	272	236	325	2,609	(498)	2,111
Capital expenditures(iii)	183	161	100	92	103	97	148	883	(73)	809

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

5.	SEGMENT INFORMATION (Continued)

Three months ended December 31, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations (iv)	Total Group
Service revenue(i)	352	317	172	155	149	136	208	1,490	(155)	1,350
Telephone and equipment revenue	54	11	8	2	9	5	14	102	(9)	93
Revenue	406	320	180	157	159	141	223	1,592	(164)	1,428
Inter-segment revenue	2	—	—	1	1	1	2	8	n/a	n/a
Revenue from external customers	403	328	180	156	157	140	221	1,584	n/a	n/a
EBITDA(ii)	215	122	90	71	78	66	93	734	(117)	618
Capital expenditures(iii)	39	72	40	31	29	30	53	293	(29)	264
Three months ended December 31, 2023 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations (iv)	Total Group
Service revenue(i)	339	348	190	151	146	138	215	1,526	(151)	1,375
Telephone and equipment revenue	54	10	14	2	9	6	14	10	(9)	100
Revenue	393	357	204	153	156	143	229	1,636	(159)	1,475
Inter-segment revenue	2	1	—	—	1	1	2	7	n/a	n/a
Revenue from external customers	391	357	203	153	154	143	227	1,628	n/a	n/a
EBITDA(ii)	210	129	75	51	69	51	92	676	(120)	557
Capital expenditures(iii)	24	46	35	41	41	31	62	281	(18)	262

Reconciliation of EBITDA for reportable segments to the Group's profit before taxes from continuing operations:

(US$ millions)	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023	Three months ended December 31, 2024	Three months ended December 31, 2023
EBITDA for reportable segments	2,972	2,609	734	676
Depreciation	(916)	(978)	(219)	(251)
Amortization	(319)	(360)	(77)	(91)
Share of profit in Honduras joint venture	54	42	14	11
Other operating income (expenses), net	54	10	37	4
Interest and other financial expenses	(716)	(712)	(166)	(183)
Interest and other financial income	46	28	6	14
Other non-operating (expenses) income, net	(119)	36	(93)	6
Profit (loss) from other joint ventures and associates, net	—	(3)	—	—
Honduras as joint venture	(302)	(272)	(78)	(69)
Unallocated expenses and other reconciling items (i)	(202)	(225)	(39)	(51)
Profit before taxes from continuing operations	552	175	121	66

(i)	The unallocated expenses are primarily related to centrally managed costs

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

6.	OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023	Three months ended December 31, 2024	Three months ended December 31, 2023
Change in fair value of derivatives (Note 13)	9	4	10	—
Change in value of call option and put option liability	—	(2)	(1)	1
Exchange gains (losses), net	(43)	31	(15)	5
Other non-operating income (expenses), net (see note 12)	(85)	3	(87)	1
Total	(119)	36	(93)	6

7.	EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023	Three months ended December 31, 2024	Three months ended December 31, 2023
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	256	(86)	35	(63)
Net profit (loss) attributable to equity holders from discontinued operations	(3)	4	(3)	—
Net profit (loss) attributable to all equity holders to determine the profit (loss) per share	253	(82)	31	(63)
in thousands
Weighted average number of ordinary shares for basic earnings per share	171,313	171,397	171,259	171,770
Effect of dilutive share-based compensation plans	1,247	—	1,452	—
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	172,560	171,397	172,711	171,770
in US dollar
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	1.49	(0.50)	0.20	(0.37)
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	(0.02)	0.02	(0.02)	—
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.47	(0.48)	0.18	(0.37)
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	1.48	(0.50)	0.20	(0.37)
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	(0.02)	0.02	(0.02)	—
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.46	(0.48)	0.18	(0.37)

(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share. As a result, for years/periods in which the Group has reported net loss, diluted net loss per share is the same as the basic net loss per share, because dilutive ordinary shares are not assumed to have been issued if their effect is anti-dilutive. Accordingly, 1,433 thousand and 1,755 thousand potential ordinary shares as a result of share-based compensation plans were not considered in the year 2023 and in the 4Q 2023, EPS as their impact was anti-dilutive.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

8.	INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At December 31, 2024, the equity accounted net assets of our joint venture in Honduras totaled $373 million (December 31, 2023: $382 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2023: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the twelve-month period ended December 31, 2024, Millicom's joint venture in Honduras repatriated cash of $89 million under different forms (December 31, 2023: 86 million).

At December 31, 2024, Millicom had $133 million payable to Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2023: $68 million). In addition, as of December 31, 2024, Millicom had a total receivable from Honduras joint venture of $12 million, (December 31, 2023: $9 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the period in respect of the Honduras joint venture's carrying value:

in millions of U.S. dollars	2024 Honduras (i)
Opening Balance at January 1, 2024	576
Millicom's share of the results for the year	54
Dividends declared during the period year	(48)
Currency exchange differences year	(21)
Closing Balance at December 31, 2024	561

(i)	Share of profit is recognized under ‘Share of profit in Honduras joint ventures’ in the statement of income for the period ended December 31, 2024.

9.	PROPERTY, PLANT AND EQUIPMENT

During the year ended December 31, 2024, Millicom added property, plant and equipment for $579 million (December 31, 2023: $693 million) and received $58 million from disposal of property, plant and equipment (December 31, 2023: $17 million) including $51 million, net of transaction costs, proceeds from the sale and lease back transaction between Tigo Colombia and Towernex (see note 4).

10.	INTANGIBLE ASSETS

During the year period ended December 31, 2024, Millicom added intangible assets for $221 million of which $123 million related to spectrum and licenses, and $98 million to additions of other intangible assets (December 31, 2023: $522 million of which $406 million related to spectrum and licenses and $116 million to additions of other intangible assets) and received $0 million of proceeds from disposal of intangible assets (December 31, 2023: nil).

Summary of the main spectrum and licenses acquisitions

On February 23, 2024, the Colombia's "Ministerio de Tecnologias de la Informacion y las Comunicaciones" ('MINTIC') granted the right to use a total of 80 MHz in the 3.5 GHz band to the Unión Temporal formed between Colombia Móvil S.A. E.S.P. - Colombia Telecomunicaciones S.A E.S.P. BIC (see note 4). The 50/50 Unión Temporal agreed a total notional consideration of COP 318 billion (equivalent to approximately US$81 million at initial date's exchange rate). This includes coverage and social obligations to provide internet to schools and delivery of satellite earth station filters. The license is valid for 20 years, expiring in 2044. The payment will be spread out in annual installments over the entire term and bear interest at a 24-month consumer price index (CPI) rate.

On February 28, 2024, the local regulator in Paraguay, Conatel, granted the renewal of spectrum in the 700 Mhz band operated by Tigo Paraguay, for a total cash consideration of $8 million and subject to certain social obligations. The license is valid for a period of 5 years, expiring in 2029.

During May 2024, Panama acquired 10 MHz (5Mz x 2) spectrum in the 700 MHz band for approximately $9 million. This spectrum does not have coverage or social obligations attached to it.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

11.	FINANCIAL OBLIGATIONS

A.	Debt and financing

The most material movements in debt and financing for the year ended December 31, 2024 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Luxembourg

On April 2, 2024, MIC SA completed the issuance of its 7.375% $450 million Senior Notes due 2032 (the “Notes”). Millicom used a portion of the net proceeds from the issuance of the Notes to repay in full certain bank loans with DNB for $200 million, and use the remaining net proceeds for the repayment, redemption, retirement or repurchase of existing indebtedness of Millicom and its subsidiaries and for other general corporate purposes.

During the year ended December 31, 2024, Millicom repurchased and cancelled some of the 2031 USD 4.5%, the 2029 USD 6.250% and the 2028 USD 5.125% Senior Notes on the open market for a total nominal amount of approximately $17 million, $59 million and $90 million, respectively. The repurchase price discount of approximately $8 million towards the carrying values has been recognized as financial income.

As per amendment No. 2 dated August 22, 2024, the maturity of $565 million of the available $600 million ESG-linked revolving credit facility maturity has been extended by 2 years, now due on October 15, 2027.

On October 28, 2024, Millicom redeemed all of its 2026 USD 6.625% Senior Notes at PAR for a total nominal amount of approximately $148 million.

Colombia

On February 20, 2024, UNE EPM Telecomunicaciones S.A. ("UNE") executed a COP 85 billion (approximately $21 million) working capital loan with Banco Colombia. The loan has a maturity of 1 year.

On April 25, 2024, UNE issued a COP 160 billion (approximately $40 million) bond consisting of one tranche with a three year maturity. Interest rate is fixed at 17% and payable in Colombian peso. This bond refinanced the Tranche A (for COP 160 billion) of the bond issued in May 2016, repaid in May 2024.

On December 20, 2024, the Group operation in Colombia repaid the remaining $50 million outstanding under the $300 million Syndicated Loan Agreement with a consortium of banks. These were hedged through cross currency swaps and resulted in a gain for which the Group received $9 million on the settlement date (see note 13).

Guatemala

During the year ended December 31, 2024, Comcel repurchased and cancelled some of the 2032 USD 5.125% Comcel Senior Notes on the open market for a total nominal amount of approximately $88 million. The repurchase price discount of approximately $9 million towards the carrying value has been recognized as financial income.

During the months of April, May and June 2024, Comcel repaid up to $100 million equivalent in local currency from different bank facilities to address maturities and interest charges. In September 2024, Comcel partially repaid up to $52 million of loan facilities equivalent in local currency.

Bolivia

In February 2024, Telefónica Celular de Bolivia S.A. ("Tigo Bolivia") early repaid two local bank loans of BOB 17 million and BOB 23 million (approximately $2 million and $3 million, respectively). In addition, in March 2024, Tigo Bolivia repaid a local bank loan of BOB 136 million (approximately $20 million).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

11.	FINANCIAL OBLIGATIONS (Continued)

In June 2024, Tigo Bolivia repaid the outstanding 2024 BOB 3.950% Notes (approximately $9 million equivalent in local currency). In August 2024, Tigo Bolivia repaid the outstanding 2024 BOB 4.7% Notes and 2024 BOB 4.6% Notes (approximately $30 million equivalent in local currency).

Panama

During the year ended December 31, 2024, "Telecomunicaciones Digitales, S.A." repurchased and cancelled some of the 2030 USD 4.500% Senior Notes on the open market for a total amount of approximately $27 million. The repurchase price discount of approximately $3 million with the carrying value has been recognized as a financial income.

Paraguay

During the year ended December 31, 2024, Telefónica Celular del Paraguay, S.A.E. repurchased and cancelled some of its 2027 USD 5.875% Senior Notes for a total nominal amount of approximately $63 million. The repurchase price discount of approximately $1 million with the carrying value has been recognized as a financial income. Additionally, on September 23, 2024, Telefónica Celular del Paraguay, S.A.E. redeemed $150 million of its 2027 USD 5.875% Senior Notes at PAR.

In June 2024, Telefónica Celular del Paraguay, S.A.E. repaid the outstanding 2024 PYG 8.750% Notes (tranche A) (approximately $15 million equivalent in local currency).

On July 11, 2024, Telefónica Celular del Paraguay, S.A.E. issued local bonds for a total amount of PYG 370,000 million (approximately $49 million) with a maturity of 8 years and at an interest rate of 8.17%. In December 2024, Telefónica Celular del Paraguay, S.A.E. issued a 7.8% local bond for an amount of PYG 103 billion (approximately $12 million) which is due in December 2027.These issuances are part of the local currency Debt Program registered in 2021 for a total amount equivalent to $150 million.

On September 3, 2024, Telefónica Celular del Paraguay, S.A.E. executed a PYG 150 billion (approximately $20 million) loan with Banco GNB Paraguay, S.A.E.C.A. The loan has a maturity of 5 years.

On October 15, 2024, as part of the USD debt restructuring plan (see note 11), a Millicom subsidiary in Paraguay entered into a new loan of PYG 310,000 million (approximately $40 million) with Banco Itaú. This loan bears fixed interest and will mature in 2029.

Nicaragua

On October 16, 2024, a Millicom subsidiary in Nicaragua prepaid the outstanding principal amount of approximately $143 million of the Credit and Guaranty Agreement with Bank of Nova Scotia, originally due in 2027.

B.	Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As of December 31, 2024	As of December 31, 2023
Due within:
One year	282	202
One-two years	457	445
Two-three years	696	836
Three-four years	906	1,002
Four-five years	683	1,002
After five years	2,792	3,191
Total debt and financing (i)	5,815	6,678

(i) Excluding vendor financing of nill, due within one year (December 31, 2023: $18 million).

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at December 31, 2024 and December 31, 2023.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

11.	FINANCIAL OBLIGATIONS (Continued)

Bank and financing guarantees (i)			Supplier guarantees
in millions of U.S. dollars	As of December 31, 2024	As of December 31, 2024	As of December 31, 2024	As of December 31, 2023
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	12	15	—	1
1-3 years	220	322	—	—
3-5 years	—	169	—	—
Total	232	505	—	1

(ii)	If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023	Three months ended December 31, 2024	Three months ended December 31, 2023
in millions of U.S. dollars
Interest expense on bonds and bank financing	(449)	(477)	(103)	(120)
Interest expense on leases	(122)	(117)	(30)	(29)
Early redemption charges	—	(1)	—	—
Others	(146)	(117)	(33)	(33)
Total interest and other financial expenses	(716)	(712)	(166)	(183)

12.	COMMITMENTS AND CONTINGENCIES

Litigation & claim

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2024, the total amount of claims brought against MIC SA and its subsidiaries is $209 million after the updates on the Costa Rica case described below and the final settlement case reached for our former operation in Tanzania, as mentioned in Note 4 (December 31, 2023: $328 million). The Group's share of the comparable exposure for its joint venture in Honduras is $8 million (December 31, 2023: $9 million).

As at December 31, 2024, $104 million has been provisioned by its subsidiaries for these risks in the unaudited interim condensed consolidated statement of financial position, including the Costa Rica case described in the below paragraph (December 31, 2023: $14 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2023: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.

On February 13, 2024, the New York Supreme Court granted summary judgment in favor of Telefónica in a breach of contract claim related to Millicom's termination of the acquisition of Telefónica’s Costa Rican business in 2020. The Court also ruled in favor of Telefónica’s methodology for calculating prejudgment interest. On December 17, 2024, the First Department of the New York Appellate Division upheld the trial court's ruling against Millicom regarding breach of contract but reversed the trial court's ruling regarding the calculation of damages and adopted Millicom's methodology for calculation. As a result, in December 2024, Millicom recorded a legal provision of approximately $88 million under Other non-operating (income) expenses, net account in the Statement of Income for the three-month period and year ended December 31, 2024.

On February 13, 2024, the New York Supreme Court granted summary judgment in favor of Telefónica in a breach of contract claim related to Millicom's termination of the acquisition of Telefónica’s Costa Rican business in 2020. The Court also ruled in favor of Telefónica’s methodology for calculating prejudgment interest. On December 17, 2024, the First Department of the New York Appellate Division upheld the trial court's ruling against Millicom regarding breach of contract but reversed the trial court's ruling regarding the calculation of damages and adopted Millicom's methodology for calculation. As a result, in December 2024, Millicom recorded a legal provision of approximately $88 million under Other non-operating (income) expenses, net account in the Statement of Income for the three-month period and year ended December 31, 2024.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

12.	COMMITMENTS AND CONTINGENCIES (Continued)

Taxation

At December 31, 2024, the tax risks exposure of the Group's subsidiaries is estimated at $304 million, for which provisions of $54 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2023: $279 million of which provisions of $52 million were recorded). The Group's share of comparable tax exposure and provisions in its joint venture amounts to $134 million (December 31, 2023: $118 million) and $8 million (December 31, 2023: $7 million), respectively.

Capital commitments

At December 31, 2024, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $285 million of which $215 million are due within one year (December 31, 2023: $350 million of which $254 million are due within one year). The Group’s share of commitments in the Honduras joint venture is $19 million of which $19 million are due within one year. (December 31, 2023: $18 million and $18 million respectively). Additionally, the Group's share of commitments in the UNIRED joint operation (see note 3) is $6m.

13.	FINANCIAL INSTRUMENTS

Put Option - Tigo-UNE

On October 12, 2023, Millicom and its partner, Empresas Públicas de Medellin (EPM), agreed to recapitalize Tigo-UNE, Millicom's 50%-owned operation in Colombia. Each partner contributed COP 300 billion (approximately $74 million at the time of the transaction) to support the continued development of Tigo-UNE's strategy.

With this agreement, both partners retained their current shareholding in Tigo-UNE. Furthermore they agreed to add in the shareholder's agreement an unconditional put option maturing on September 30, 2024, that, if exercised, would allow EPM to sell to Millicom their entire 50% stake in Tigo-UNE for COP 330 billion.

This put option expired as of September 30, 2024 as EPM did not exercise it. Consequently, the corresponding liability amounting to $79 million (after its foreign exchange revaluation) as of September 30, 2024 has been extinguished with its counterpart in the Group's equity.

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at December 31, 2024 and December 31, 2023:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
Financial Liabilities
Debt and Financing(ii)	5,815	6,678	5,478	6,086

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

(ii)	Excluding vendor financing of nill as of December 31, 2024 (December 31, 2023: $18 million).

Derivative financial instruments

Currency and interest rate swap contracts

MIC SA entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion bond and the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $208 million and $252 million, respectively, using the exchange rate at the time of the issuance of each bond) issued in May 2019 and January 2022 with maturity dates May 2024 and January 2027, respectively. All swap contracts attached to the 2024 SEK 2 billion bond were terminated on May 10, 2023, after the early redemption of the bond and were settled against a cash payment of $26 million.

In January 2023, MIC SA also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by Tigo-UNE with maturity date January 2026. These swaps are accounted for as cash flow hedges as hedging relationships are highly effective.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

13.	FINANCIAL INSTRUMENTS (Continued)

The fair value of the aforementioned swaps amounts to a liability of $59 million as of December 31, 2024 (December 31, 2023: a liability of $46 million).

The Group's operations in Colombia entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. All swap contracts attached to the 2020 Syndicated loan agreement were terminated on December 20, 2024, after the repayment of the outstanding amount of the Syndicated loan (refer to note 11) and were settled against a cash collection of $9 million.The fair value of Colombia swaps amounted to nil as of December 31, 2024 (December 31, 2023: an asset of $6 million).

As a result, the net fair value of the derivative financial instruments for the Group, as of December 31, 2024 amounted to a liability of $59 million (December 31, 2023: a liability of $40 million )

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a material fair value at December 31, 2024.

14.	TAX

The Millicom Group is within the scope of the OECD Pillar Two Model Rules (also referred to as the “Global Anti-Base Erosion” or “Globe” Rules). The Pillar Two Model Rules were released by the Organization for Economic Co-operation and Development (‘OECD’) in response to agreement reached in October 2021 by more than 130 countries to implement a minimum tax regime for multinationals. Pillar Two legislation was enacted in Luxembourg and has come into effect from January 1, 2024.

Being MICSA resident in Luxembourg and the Parent Company of the Group, the latter is subject to the Pillar Two Model Rules. Besides Luxembourg, the Pillar Two Model Rules have been enacted in the following countries within the scope of Millicom Group: The Netherlands, United Kingdom, Sweden and Spain.

The Group has run testing under the OECD Transitional Safe Harbour rules, which are transitional rules mainly based on the Country by Country Report of the Group. As of December 31, 2024, it results that all jurisdictions within Millicom Group meet at least one of the transitional safe harbor rules except for Paraguay. However, the full GloBe calculation carried out for Paraguay did not result in a material top-up tax for the Group.

MICSA is the head of a fiscal unity in Luxembourg, which has an estimated amount of unrecognized tax losses as of December 31, 2024 of $4.7 billion. Per Luxembourg tax law, approximately $1.3 billion expire 17 years after generation, approximately $3.4 billion do not expire.

15.	RESTRUCTURING COSTS

During the year ended December 31, 2024, Millicom carried out cost reduction projects, with a focus on efficiency improvements. The Group recorded $115 million of severance costs ($22 million for the three-month period ended December 31, 2024).

On September 19, 2024, Millicom announced that Mauricio Ramos stepped down from his roles as Director and Executive Chairman of the Board. A separation agreement was signed; this agreement provided for the immediate vesting of all unvested share plans, modified on September 30, 2024, to be paid in cash, with nearly the entire amount of the separation agreement paid within September.

In line with IFRS 2, shares acceleration component are treated as an early settlement and recognized immediately as employee- related costs in the Statement of Income and as share-based compensation in the Statement of Changes in Equity. The portion associated with the shares cancellation was reflected in the Statement of Changes in Equity and in the Statement of Cash Flows.

16.	SUBSEQUENT EVENTS

New shareholder remuneration policy

On January 14, 2025, Millicom announced that the Company’s Board of Directors (the “Board”) has approved a new shareholder

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

16.	SUBSEQUENT EVENTS (Continued)

remuneration policy under which it proposes to resume regular cash dividends; sustain or grow cash dividends every year; and maintain a prudent capital structure, with a long-term leverage target range of 2.0-2.5x.

Following the interim dividend of $1.00/share paid on 10 January, 2025 the Board approved, on 26 February, 2025 an additional interim dividend, of $0.75/share to be paid in April 2025. The Board also announced its intention to propose for the approval of the Annual General Meeting of its shareholders to be held in Luxembourg on May 21, 2025, a dividend of $3.00 per share payable in four equal quarterly installments:: 0.75/share in July, 2025; $0.75/share in October, 2025: $0.75/share in January, 2026 and; $0.75/share in April, 2026.

Share Repurchases

As part of the repurchase program launched during Q4 2024, Millicom has continued to repurchase shares in January and February 2025, acquiring an additional of 898,927 shares for a total amount of approximately $6 million.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

Appendix

On August 28, 2023, Millicom designated Tigo-UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Colombia Unrestricted Subsidiaries”), which are the entities constituting its Colombian operations as “Unrestricted Subsidiaries” under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the SEK Bond, COP Bond and several of its financing agreements.

The following supplemental consolidating financial information presents selected statement of income and statement of financial position information of Millicom and its Restricted Subsidiaries (as defined under its outstanding credit instruments) separately from such information for Millicom’s Unrestricted Subsidiaries

Statement of income $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
Twelve months ended December 31, 2024
Revenue	5,804	1,380	—	4,424
Equipment, programming and other direct costs	(1,420)	(360)	(3)	(1,064)
Operating expenses	(1,915)	(496)	3	(1,416)
Depreciation	(916)	(230)	—	(685)
Amortization	(319)	(67)	—	(252)
Share of profit in Honduras joint venture	54	—	—	54
Other operating income (expenses), net	54	55	—	(1)
Operating profit	1,342	283	1	1,060
Net financial expenses	(670)	(237)	10	(423)
Other non-operating (expenses) income, net	(119)	(6)	—	(113)
Profit (loss) from other joint ventures and associates,
Net	—	—	—	—
Profit (loss) before taxes from continuing operations	552	39	11	524
Tax expense	(281)	(9)	—	(272)
Profit (loss) from continuing operations	271	30	11	252
Profit (loss) from discontinued operations, net of tax	(3)	—	—	(3)
Net profit (loss) for the year	268	30	11	248

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

Appendix (Continued)

Statement of income $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
December 31, 2024
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	6,908	403	—	6,506
Property, plant and equipment, net	2,847	743	—	2,105
Right of use assets, net	792	126	—	666
Investment in Honduras joint venture	561	—	—	561
Contract costs, net	12	—	—	12
Deferred tax assets	153	1	—	152
Other non-current assets	84	33	70	121
TOTAL NON-CURRENT ASSETS	11,357	1,305	70	10,123
CURRENT ASSETS
Inventories	44	7	—	37
Trade receivables, net	390	109	—	280
Contract assets, net	77	4	—	73
Amounts due from non-controlling interests, associates and joint ventures	15	5	—	10
Prepayments and accrued income	182	22	—	159
Current income tax assets	109	58	—	51
Supplier advances for capital expenditure	16	—	—	16
Other current assets	166	66	43	143
Restricted cash	57	2	—	55
Cash and cash equivalents	699	33	—	667
TOTAL CURRENT ASSETS	1,753	306	43	1,490
Assets held for sale	627	613	—	13
TOTAL ASSETS	13,737	2,224	113	11,626

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2024

Appendix (Continued)

Statement of income $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
EQUITY
Share capital and premium	1,322	—	—	1,322
Treasury shares	(43)	—	—	(43)
Other reserves	(531)	(390)	—	(142)
Retained profits	2,628	477	111	2,262
Net profit/ (loss) for the period/year attributable to owners of the Company	253	15	—	238
Equity attributable to owners of the Company	3,628	102	111	3,637
Non-controlling interests	(54)	(55)	—	1
TOTAL EQUITY	3,574	47	111	3,637
LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	5,533	433	—	5,100
Lease liabilities	798	226	—	572
Derivative financial instruments	59	—	—	59
Amounts due to non-controlling interests, associates and joint ventures	34	70	—	(36)
Payables and accruals for capital expenditure	194	140	—	53
Other non-current liabilities - Total	283	122	—	161
Deferred tax liabilities	149	2	—	147
TOTAL NON-CURRENT LIABILITIES	7,050	994	—	6,055
Debt and financing	282	31	—	251
Lease liabilities	156	65	—	91
Payables and accruals for capital expenditure	305	77	—	228
Other trade payables	300	84	—	216
Amounts due to non-controlling interests, associates and joint ventures	105	46	—	59
Accrued interest and other expenses	421	70	—	351
Current income tax liabilities	122	—	—	122
Contract liabilities	121	4	—	117
Dividend payable	172	—	—	172
Provisions and other current liabilities	421	106	2	317
TOTAL CURRENT LIABILITIES	2,404	483	2	1,923
Liabilities directly associated with assets held for sale	709	699	—	10
TOTAL LIABILITIES	10,163	2,177	2	7,989
TOTAL EQUITY AND LIABILITIES	13,737	2,224	113	11,626

Item 2

Luxembourg, February 27, 2025

Millicom (Tigo) Q4 2024 Earnings Release

Millicom reports 2024 EFCF of $777 million ($728 million ex disposals) ahead of $650 million target and brings leverage down to 2.42x

Q4 Highlights*

•	Revenue $1.43 billion

•	Operating profit $373 million, and EBITDA $618 million

•	Net income of $31 million

•	Equity free cash flow $236 million, leading to year-end leverage of 2.42x

•	Robust commercial activity continued in Q4: 274,000 Postpaid Mobile and 49,000 Home FTTH/HFC net additions

Full Year Highlights*

•	Revenue $5.80 billion, up 2.5% year-on-year

•	Operating profit $1.34, up 62.5%

•	Net income of $253 million or $1.47 per share

•	EBITDA $2.47 billion up 16.9% (15.8% organically)

•	Equity free cash flow $777 million ($728 million excluding disposals)

•	965,000 Postpaid Mobile and 115,000 Home FTTH/HFC net additions

Financial highlights ($ millions)	Q4 2024	Q4 2023	Change %	Organic % Change	FY 2024	FY 2023	Change %	Organic % Change
Revenue	1,428	1,475	(3.2)%	(1.0)%	5,804	5,661	2.5%	1.3%
Operating Profit	373	228	63.4%		1,342	826	62.5%
Net Profit / (Loss)	31	(63)	NM		253	(82)	NM
Non-IFRS measures (*)
Service Revenue	1,335	1,375	(2.9)%	(0.6)%	5,417	5,250	3.2%	1.9%
EBITDA	618	557	11.0%	13.4%	2,469	2,111	16.9%	15.8%
Capex	264	262	0.5%		677	809	(16.3)%
Operating Cash Flow (OCF)	354	294	20.5%	25.3%	1,791	1,302	37.6%	35.7%
Equity free cash flow (EFCF)**	236	39	NM		728	(18)	NM

*See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. ** EFCF excluding disposals.

Millicom Chief Executive Officer Marcelo Benitez commented:

"In 2024, we successfully completed our restructuring program, and strengthened the company’s financial position so we can continue to focus on our purpose: building digital highways, connecting people, and developing our communities. Our strong financial results, lower leverage, and improved outlook led the Board to reinstate shareholder remuneration. I want to express my profound gratitude to the exceptional Tigo teams who enabled this unique transformation.

Although this year marks the end of an intensive restructuring program, our work continues. We remain fully committed to driving greater efficiency and accelerating revenue growth. As we look ahead to 2025, our key priorities include generating sustainably around $750 million in EFCF, advancing strategic initiatives in Costa Rica and Colombia, and completing the agreed-upon tower divestment.”

1

2025 Financial Targets

Millicom targets EFCF of around $750 million for 2025. This target reflects full year run-rate savings expected from efficiency measures implemented during 2024 and lower expected restructuring costs in 2025, partially offset by the impact of weaker projected foreign exchange rates and the risk of adverse legal rulings. This target excludes the impact of strategic initiatives, such as net proceeds related to the planned sale of Lati International and other assets.

Subsequent Events

During January and February, we repurchased 898,927 shares and SDRs for an aggregate purchase consideration of approximately $22 million. In January, the Company paid an interim dividend of $1.00 per share and the Board announced an additional interim dividend of $0.75 per share to be paid in April 2025. The Board also announced a new dividend policy, including an annual dividend of $3.00 per share to be paid in four quarterly installments, subject to approval at the Company’s annual general meeting of shareholders expected to be held in May 2025.

Group Quarterly Financial Review - Q4 2024

Income statement data (IFRS) $ millions (except where noted otherwise)	Q4 2024	Q4 2023	% change	FY 2024	FY 2023	% change
Revenue	1,428	1,475	(3.2)%	5,804	5,661	2.5%
Equipment, programming and other direct costs	(344)	(392)	12.1%	(1,420)	(1,507)	5.8%
Operating expenses	(466)	(527)	11.6%	(1,915)	(2,043)	6.2%
Depreciation	(219)	(251)	12.8%	(916)	(978)	6.4%
Amortization	(77)	(91)	15.3%	(319)	(360)	11.6%
Share of profit in Honduras joint venture	14	11	34.4%	54	42	26.7%
Other operating income (expenses), net	37	4	NM	54	10	NM
Operating profit	373	228	63.4%	1,342	826	62.5%
Net financial expenses	(160)	(169)	5.2%	(670)	(684)	2.0%
Other non-operating income, (expense) net	(93)	6	NM	(119)	36	NM
Gains/(losses) from other JVs and associates, net	—	—	NM	—	(3)	99.6%
Profit before tax	121	66	82.7%	552	175	NM
Net tax expense	(67)	(223)	69.8%	(281)	(424)	33.7%
Non-controlling interests	(19)	94	NM	(15)	163	NM
Profit from discontinued operations	(3)	—	NM	(3)	4	NM
Net profit/(loss) attributable to company owners	31	(63)	NM	253	(82)	NM
Weighted average shares outstanding (millions)	171.26	171.77	(0.3)%	171.31	171.40	—%
EPS ($ per share)	0.18	(0.37)	NM	1.47	(0.48)	NM

In Q4 2024, revenue declined 3.2% year-over-year due primarily due to large B2B projects in Panama, which contributed to a robust Q4 performance in 2023.

Equipment, programming and other direct costs declined 12.1%, and Operating expenses declined 11.6% year-on- year, both reflecting savings from our efficiency program. Included in operating expenses were $30 million of one-offs costs related to restructuring and strategic projects.

Depreciation and amortization declined 12.8% and 15.3%, respectively, due primarily to a temporary effect related to creation of the shared mobile network in Colombia and, to a lesser extent, to longer useful lives for fiber assets.

2

Share of profit in our Honduras joint venture increased 34.4% to $14 million, due to improved profitability, while Other operating income increased to $37 million due to a one-time gain stemming from the creation of the shared mobile network. As a result of these and other factors, operating profit increased 63.4%, year-on-year to $373 million.

Net financial expenses declined by $9 million year-on-year to $160 million, due to lower indebtedness as a result of debt repurchases. Net financial expenses in Q4 2024 included $9 million in commissions on the purchase of U.S. dollars in Bolivia, which compares to $2 million in Q4 2023. Other non-operating expenses of $93 million relate primarily to a provision for an adverse legal ruling.

Net tax expense of $67 million in Q4 2024 declined 69.8% compared to $223 million in Q4 2023, which was impacted by a non-cash write-off of deferred tax assets and the impairment of VAT credits in Colombia. Non-controlling interests share of profits was $19 million in Q4 2024, and this compares to a $94 million share of losses in Q4 2023, reflecting a swing to positive net profit in 2024 from net losses in 2023 in our Colombian operation.

As a result of the above items, net profit attributable to owners of the company was $31 million ($0.18 per share), compared to a net loss of $63 million ($0.37 per share) in Q4 2023. The weighted average number of shares outstanding during the quarter was 171.26 million. As of December 31, 2024, there were 172.10 million shares issued and outstanding, including 1.86 million held as treasury shares.

Cash Flow

Cash flow data* ($ millions)	Q4 2024	Q4 2023	% change	FY 2024	FY 2023	% change
EBITDA from continuing operations	618	557	11.0%	2,469	2,111	16.9%
EBITDA from discontinued operations	(3)	—	NM	(3)	4	NM
EBITDA including discontinued operations	615	556	10.5%	2,465	2,115	16.5%
Cash capex (excluding spectrum and licenses)	(162)	(215)	24.3%	(575)	(931)	38.3%
Spectrum paid	(26)	(123)	78.7%	(135)	(236)	42.6%
Changes in working capital	27	21	26.2%	(97)	(123)	21.0%
Other non-cash items	7	11	(38.8)%	50	52	(4.2)%
Taxes paid	(65)	(56)	(17.3)%	(239)	(233)	(2.6)%
Operating free cash flow	394	195	101.9%	1,469	645	NM
Finance charges paid, net	(101)	(107)	5.6%	(456)	(474)	3.6%
Lease payments, net	(80)	(77)	(3.7)%	(324)	(292)	(11.1)%
Free cash flow	213	11	NM	688	(121)	NM
Repatriation from joint ventures and associates	23	12	100.3%	89	86	3.1%
Equity free cash flow	236	23	NM	777	(34)	NM
Less: Proceeds from tower disposals, net of taxes	—	(17)	NM	49	(17)	NM
Equity free cash flow - ex disposals, net	236	39	NM	728	(18)	NM

* See page 10 for a description of non-IFRS measures.

Equity Free Cash Flow (EFCF) in Q4 2024 was $236 million, compared to $39 million Q4 2023. The $197 million increase in EFCF over the past year is explained primarily by the following items:

•	$61 million increase in EBITDA due to savings from our efficiency initiatives;

•	$52 million reduction in cash capex, mostly due to a more efficient and focused capital deployment and network expansion investments; and,

3

•	$97 million million reduction in spectrum payments, as Q4 2023 included the purchase of new spectrum in Guatemala and Colombia.

EFCF for the full year 2024 was $728 million, excluding approximately $49 million of net proceeds from the sale of towers in Colombia.

Debt

($ millions)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
USD Debt	3,429	3,733	3,917	3,746	3,859
Local Currency Debt	2,386	2,439	2,474	2,785	2,819
Gross Debt	5,815	6,172	6,391	6,530	6,678
Derivatives & Vendor Financing	59	36	51	66	58
Less: Cash	699	803	792	622	780
Net Debt*	5,174	5,405	5,650	5,975	5,956
EBITDAaL* (Last 12 Months)	2,142	2,084	2,036	1,926	1,812
Leverage*	2.42x	2.59x	2.77x	3.10x	3.29x

* Net Debt, EBITDAaL and Leverage are non-IFRS measures. See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

During Q4 2024, gross debt declined $357 million to $5,815 million as of December 31, 2024, compared to $6,172 million as of September 30, 2024, as we continued to use equity free cash flow to reduce debt. Specifically, we called the 2026 Notes at par for $148 million, we repaid $143 million of a syndicated facility in Nicaragua, and we repaid $50 million of dollar-denominated debt in Colombia. Weaker foreign exchange rates for the Colombian peso and Paraguayan guarani also contributed to the reduction in gross debt, in U.S. dollar terms, during Q4.

As of December 31, 2024, 41% of gross debt was in local currency1, while 84% of our debt was at fixed rates2 with an average maturity of 4.8 years. Approximately 59% of gross debt was held at our operating entities, while the remaining 41% was at the corporate level. The average interest rate on our debt was 6.2%. On our dollar- denominated debt3, the average interest rate was 5.5% with an average maturity of 5.3 years.

Cash was $699 million as of December 31, 2024, a decrease of $104 million compared to $803 million as of September 30, 2024, and 79% was held in U.S. dollars. As a result, net debt was $5,174 million as of December 31, 2024, a reduction of $230 million, reflecting the strong EFCF generation, partially offset by approximately $32 million used for share repurchases during Q4. Leverage was 2.42x as of December 31, 2024, down from 2.59x as of September 30, 2024, due to the significant increase in EBITDAaL over the last 12 months, as well as the reduced net debt.

For the year 2024, net debt declined $782 million, as equity free cash flow of $777 million was used to repurchase or repay debt, consistent with our stated corporate finance priorities and objectives. With Leverage within the company’s stated target range of 2.0-2.5x, the Board approved a new shareholder remuneration policy under which it proposes to resume regular cash dividends.

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

1 Or swapped for local currency

2 Or swapped for fixed rates

3 Including SEK denominated bonds that have been swapped into US dollars.

4

Business units

We discuss our performance under two principal business units:

1.       Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2.       Fixed and other services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

The macroeconomic environment was relatively stable in Q4, although the Colombian peso and Paraguayan guarani average foreign exchange rates depreciated 5% and 2%, respectively, during the quarter. In Bolivia, commissions on purchases of U.S. dollars at the official rate remained elevated at approximately 65% during Q4, reflecting the acute shortage of U.S. dollars available at the official rate. Foreign exchange rates and movements are presented on page 13.

Key Performance Indicators

Key Performance Indicators* (‘000)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q4 2024 vs Q4 2023
Mobile customers	41,527	41,111	40,641	40,681	40,665	2.1%
Of which postpaid subscribers	8,094	7,820	7,521	7,344	7,130	13.5%
Mobile ARPU ($)	6.3	6.3	6.4	6.3	6.2	1.0%
Homes passed	13,539	13,498	13,453	13,400	13,348	1.4%
Of which HFC/FTTH	13,318	13,276	13,229	13,169	13,112	1.6%
Customer relationships	4,461	4,433	4,383	4,392	4,435	0.6%
Of which HFC/FTTH	3,983	3,934	3,866	3,855	3,868	3.0%
HFC/FTTH revenue generating units	8,134	8,169	8,153	8,165	8,191	(0.7)%
Of which Broadband Internet	3,786	3,706	3,626	3,602	3,602	5.1%
Home ARPU ($)	26.4	27.1	28.1	28.3	28.1	(6.2)%

* KPIs exclude our joint venture in Honduras, which is not consolidated in the Group figures.

Our mobile business ended Q4 with 41.5 million customers, up 2.1% year-on-year and reflecting net additions of 416,000 during the period. Postpaid continued to perform exceptionally well, with net additions of 274,000. Mobile ARPU increased 1.0% year-on-year (2.9% organically), with a majority of countries experiencing positive ARPU growth in local currency terms, driven by nominal price increases applied to most plans, as well as the ARPU uplift from ongoing efforts to migrate select customers from prepaid to postpaid.

At the end of Q4 2024, our fixed networks passed 13.5 million homes, an increase of 42,000 during the quarter. HFC and FTTH customer relationships increased 49,000 in Q4, marking a third consecutive quarter of positive net additions. Revenue generating units declined during Q4 and over the past year, reflecting our commercial strategy to emphasize fixed-mobile convergence, in lieu of fixed telephony services, which contribute little to revenue and profitability.

Financial indicators

In Q4 2024, revenue declined 3.2% year-on-year to $1,428 million, while service revenue decreased 2.9% to $1,335 million. Excluding currency movements, organic service revenue was down 0.6% year-on-year, with growth in Mobile

5

largely offset by a decline in Fixed and other services. The performance in Fixed reflects a single-digit decline in Home and a larger decline in B2B due to large projects in Panama in Q4 of 2023.

EBITDA was $618 million, up 11.0% year-on-year. Excluding the impact of foreign exchange, EBITDA increased 13.4% organically year-on-year. Included in EBITDA were $30 million of restructuring and other one-off charges, which compares to $42 million of one-off charges in Q4 2023. Capex was $264 million in the quarter, roughly flat year-on- year. Operating Cash Flow (OCF) increased 20.5% year-on-year to $354 million in Q4 2024 from $294 million in Q4 2023.

Financial Highlights* ($m, unless otherwise stated)	Q4 2024	Q4 2023	% change	Organic % change	FY 2024	FY 2023	% change	Organic % change
Revenue	1,428	1,475	(3.2)%	(1.0)%	5,804	5,661	2.5%	1.3%
Service revenue	1,335	1,375	(2.9)%	(0.6)%	5,417	5,250	3.2%	1.9%
Mobile	792	774	2.3%		3,159	2,993	5.5%
Fixed and other services	523	584	(10.5)%		2,175	2,192	(0.8)%
Other	21	17	25.6%		84	65	27.9%
Equipment Revenue	93	100	(7.3)%		387	411	(5.8)%
EBITDA	618	557	11.0%	13.4%	2,469	2,111	16.9%	15.8%
EBITDA margin	43.3%	37.7%	5.5 pt		42.5%	37.3%	5.2 pt
Capex	264	262	0.5%		677	809	(16.3)%
OCF	354	294	20.5%	25.3%	1,791	1,302	37.6%	35.7%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Country performance

Commentary in this section refers to performance measured in local currency terms, unless specified otherwise.

•	Guatemala service revenue of $352 million represented year-on-year growth of 2.3%, driven by Mobile ARPU. EBITDA was relatively stable, increasing 0.7% year-on-year to $215 million, reflecting service revenue growth and efficiencies. Restructuring charges of $8 million in Q4 2024 compared to $3 million in Q4 2023.

•	Colombia service revenue of $317 million was flat year-on-year, as growth in Mobile was offset by declines in both Home and B2B. The Home business continued to show signs of recovery, with robust HFC/FTTH customer net additions of 47,000. EBITDA increased 3.7% year-on-year to $122 million, and the EBITDA margin was 37.1%, reflecting cost savings. Restructuring charges of $5 million in Q4 2024 compared to $9 million in Q4 2023.

•	Panama service revenue was $172 million, down 9.1% year-on-year as sustained strong growth in Mobile was more than offset by a sharp decline in B2B, reflecting large government contracts in Q4 of 2023. EBITDA grew 19.9% year-on-year, and the margin reached a new record of 50.0%, reflecting cost savings from efficiency programs. Restructuring charges were negligible in Q4 2024 compared to $8 million in Q4 2023.

•	Paraguay service revenue of $136 million increased 4.7% year-on-year, driven by solid growth in Mobile and B2B. EBITDA grew 37.6% to $66 million in Q4 2024, and the EBITDA margin was 46.7%. Restructuring charges were $4 million in Q4 2024 compared to $14 million in Q4 2023.

•	Bolivia service revenue increased 2.5%, with positive growth in Mobile and B2B offset by flat performance in Home, where we continue to prioritize profitability. EBITDA increased 39.8% to $71 million, due to savings

6

from our efficiency programs. Restructuring charges were negligible in Q4 2024 compared to $5 million in Q4 2023.

•	Service revenue in our Other markets[4] declined 3.0% in U.S. dollar terms, with positive growth in Nicaragua more than offset by declines in El Salvador and Costa Rica. The decline in El Salvador relates primarily from a non-cash adjustment to B2B revenue from prior periods. EBITDA increased 1.5% in U.S. dollar terms as savings from our efficiency program offset the decline in revenue.

•	Service revenue in our Honduras joint venture (not consolidated) grew 3.8% to $149 million, while EBITDA rose 14.5% to $78 million.

•	Corporate costs and others were $46 million in Q4 of 2024, down 21.8% from $58 million in Q4 of 2023. The reduction is largely explained by lower employee costs stemming from the efficiency program. Restructuring and other one-off charges were $13 million in Q4 2024 and were negligible in Q4 2023.

ESG highlights – Q4 2024

Social

We remain committed to expanding our digital inclusion and skills programs across all our countries of operation, benefiting women, educators, and children.

In Q4 2024, we trained 43,868 women through our Conectadas program, which enhances digital skills and promotes digital inclusion for women across the region. By the end of 2024, a total of 161,397 women had been certified, significantly surpassing our annual target of 100,000.

Additionally in Q4, we trained 24,661 teachers under our Maestr@s Conectad@s program, which equips teachers with essential digital skills. For the year 2024, we trained 39,960 teachers, a significant reduction from 107,662 trained in 2023, as we narrowed the scope of the program, in line with the company's cost reduction efforts.

Governance

The Nomination Committee was formed during October 2024 and is comprised of Jules Niel (appointed by Atlas and designated as Nomination Committee Chair), Jan Dworsky (appointed by Swedbank Robur Funds), Gerardo Zamorano (appointed by Brandes Investment), and Maxime Lombardini (Interim Chair of the Board of Directors of the Company).

On November 29, 2024, the Company announced its intention to file a delisting application with Nasdaq Stockholm on March 3, 2025, which would terminate the SDR program. SDR holders must convert their SDRs into Millicom U.S. Shares ahead of a delisting to remain as shareholders of Millicom. There are weekly conversion tranches running, at no cost to SDR holders, through March 10, 2025. The last day of SDR trading (i.e. the delisting effective date) is estimated to be on or around March 17, 2025, subject to the final decision of Nasdaq Stockholm upon approval of the delisting application. For SDR holders who do not provide timely conversion instructions, the custodian bank SEB will sell the underlying Millicom U.S. Shares and distribute to them the sale proceeds (with the deduction of reasonable costs, fees and taxes), as stipulated in the terms and conditions of the SDRs.

Millicom resumed shareholder remuneration with a $150 million share repurchase program and with an interim dividend of $1.00 per share (or its equivalent in SEK per SDR), which was paid on January 10, 2025.

Compliance

In Q4 2024, we successfully completed our Annual Code of Conduct Training, achieving 99.8% completion among our employees.

4 Comprised of El Salvador, Nicaragua and Costa Rica

7

Video conference details

A video conference to discuss these results will take place on Febuary 27 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 834-3825-4041. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2024-2025

Date	Event
April 29, 2025	Deadline to propose additional items to the AGM agenda
May 8, 2025	Q1 2025 results
May 21, 2025	AGM
August 7, 2025	Q2 2025 results
November 6, 2025	Q3 2025 results

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Michel Morin, VP Investor Relations
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on February 27, 2025.

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Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward- looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruptions due to health crises, including pandemics, epidemics, or other public health emergencies; geopolitical events, armed conflict, and acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to provide profitable mobile financial services in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

9

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Compensation and Talent Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease interest expense and depreciation charge.

EBITDA Margin represents EBITDA in relation to revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of net debt over LTM (Last twelve month) EBITDAaL, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations. Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs. Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total Home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2023 Annual Report for a list and description of non-IFRS measures.

10

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue Q4 2024	Service Revenue Q4 2024	EBITDA Q4 2024	OCF Q4 2024
A- Current period	1,428	1,335	618	354
B- Prior year period	1,475	1,375	557	294
C- Reported growth (A/B)	(3.2)%	(2.9)%	11.0%	20.5%
D- FX and other*	(2.2)%	(2.3)%	(2.4)%	(4.8)%
E- Organic Growth (C-D)	(1.0)%	(0.6)%	13.4%	25.3%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

	Revenue	Service Revenue	EBITDA	OCF
	FY 2024	FY 2024	FY 2024	FY 2024
A- Current period	5,804	5,417	2,469	1,791
B- Prior year period	5,661	5,250	2,111	1,302
C- Reported growth (A/B)	2.5%	3.2%	16.9%	37.6%
D- FX and other*	1.3%	1.3%	1.2%	1.8%
E- Organic Growth (C-D)	1.3%	1.9%	15.8%	35.7%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

EBITDA and EBITDAaL reconciliations

($ millions)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Profit before tax	121	123	156	153	66
Other non-operating income, (expense) net	93	10	9	7	(6)
Net financial expenses	160	166	180	164	169
Other operating income (expense), net	(37)	—	(4)	(13)	(4)
Share of profit in Honduras joint venture	(14)	(14)	(12)	(13)	(11)
Amortization	77	78	77	87	91
Depreciation	219	222	228	247	251
EBITDA	618	585	634	632	557
Depreciation of right-of-use assets	(50)	(51)	(52)	(51)	(48)
Interest expense on leases	(30)	(31)	(31)	(30)	(29)
EBITDAaL	538	504	550	551	479

EBITDA margin

($ millions)	Q4 2024	Q4 2023	FY 2024	FY 2023
EBITDA	618	557	2,469	2,111
Revenue	1,428	1,475	5,804	5,661
EBITDA margin in % (EBITDA / Revenue)	43.3%	37.7%	42.5%	37.3%

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One-off Summary - Items above EBITDA

	2024		2023
($ millions)	Q4	FY	Q4	FY
Colombia	(5)	(30)	(9)	(37)
Guatemala	(8)	(18)	(3)	(3)
Panama	—	(2)	(8)	(10)
Paraguay	(4)	(9)	(14)	(19)
Corporate & Others*	(14)	(97)	(8)	(36)
Total	(30)	(155)	(42)	(106)

* Includes smaller restructuring-related items from the other countries not shown separately in these tables.

ARPU reconciliations

Mobile ARPU Reconciliation	Q4 2024	Q4 2023	FY 2024	FY 2023
Mobile service revenue ($m)	792	774	3,159	2,993
Mobile service revenue ($m) from non-Tigo customers ($m) *	(13)	(14)	(52)	(51)
Mobile service revenue ($m) from Tigo customers (A)	779	761	3,107	2,942
Mobile customers - end of period (000)	41,527	40,665	41,527	40,665
Mobile customers - average (000) (B) **	41,319	40,716	40,925	40,635
Mobile ARPU (USD/Month) (A/B/number of months)	6.3	6.2	6.3	6.0

*  Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Home ARPU Reconciliation	Q4 2024	Q4 2023	FY 2024	FY 2023
Home service revenue ($m)	358	386	1,482	1,537
Home service revenue ($m) from non-Tigo customers ($m) *	(6)	(7)	(26)	(28)
Home service revenue ($m) from Tigo customers (A)	352	379	1,456	1,510
Customer Relationships - end of period (000) **	4,461	4,435	4,461	4,435
Customer Relationships - average (000) (B) ***	4,447	4,494	4,421	4,647
Home ARPU (USD/Month) (A/B/number of months)	26.4	28.1	27.4	27.1

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (EBITDA- Capex) Reconciliation

Group OCF	Q4 2024	Q4 2023	FY 2024	FY 2023
EBITDA	618	557	2,469	2,111
(-)Capex (Ex. Spectrum)	264	262	677	809
OCF	354	294	1,791	1,302

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Capex Reconciliation

Capex Reconciliation	Q4 2024	Q4 2023	FY 2024	FY 2023
Additions to property, plant and equipment	225	221	579	693
Additions to licenses and other intangibles	49	114	221	522
Of which spectrum and license	10	73	123	406
Capex additions	273	335	801	1,215
Of which capital expenditures related to headquarters	(1)	23	(14)	30
Change in advances to suppliers	5	—	(5)	1
Change in accruals and payables for property, plant and equipment	(90)	2	(86)	(49)
Cash Capex	189	338	710	1,167
Of which spectrum and license	26	123	135	236

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q4 2024	Q4 2023	FY 2024	FY 2023
Net cash provided by operating activities	452	397	1,603	1,223
Purchase of property, plant and equipment	(168)	(215)	(540)	(814)
Proceeds from sale of property, plant and equipment	5	6	58	17
Purchase of intangible assets and licenses	2	(6)	(94)	(133)
Purchase of spectrum and licenses	(26)	(123)	(135)	(236)
Finance charges paid, net	131	136	577	589
Operating free cash flow	394	195	1,469	645
Interest (paid), net	(131)	(136)	(577)	(589)
Lease Principal Repayments	(50)	(48)	(204)	(177)
Free cash flow	213	11	688	(121)
Repatriation from joint ventures and associates	23	12	89	86
Equity free cash flow	236	23	777	(34)
Less: Proceeds from tower disposals, net of taxes	—	(17)	49	(17)
Equity free cash flow - ex Tower net proceeds	236	39	728	(18)

*	Equity free cash flow does not include Cash Flow from Financing Activities, such as the issuance or repurchase of shares.

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q4 24	Q3 24	QoQ	Q4 23	YoY	Q4 24	Q3 24	QoQ	Q4 23	YoY
Bolivia	BOB	6.91	6.91	—%	6.91	—%	6.91	6.91	—%	6.91	—%
Colombia	COP	4,352	4,140	(4.9)%	3,979	(8.6)%	4,409	4,164	(5.6)%	3,822	(13.3)%
Costa Rica	CRC	516	526	1.9%	535	3.8%	513	523	2.0%	527	2.8%
Guatemala	GTQ	7.72	7.74	0.3%	7.84	1.5%	7.71	7.72	0.2%	7.83	1.6%
Honduras	HNL	25.15	24.83	(1.3)%	24.72	(1.7)%	25.44	24.90	(2.1)%	24.71	(2.8)%
Nicaragua	NIO	36.62	36.62	—%	36.58	(0.1)%	36.62	36.62	—%	36.62	—%
Paraguay	PYG	7,826	7,651	(2.2)%	7,367	(5.9)%	7,831	7,799	(0.4)%	7,278	(7.1)%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: March 3, 2025